February 5, 2020

James J. Dolan
Chief Executive Officer
GPAQ Acquisition Holdings, Inc.
780 Fifth Avenue South
Naples, FL 34102

       Re: GPAQ Acquisition Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed January 23, 2020
           File No. 333-234655

Dear Mr. Dolan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed January 23, 2020

Comparative Share Information, page 49

1. We reviewed your response to comment 9 and we re-issue the comment. Please tell us how your current disclosure meets the requirements of Item 3(f) of Form S-4. In doing so, explain how you computed HOFV stockholders' equity per share - basic and diluted as of
       September 30, 2019. In addition, please provide stockholders' equity per share - basic and diluted as of December 31, 2018. Finally, please tell us whether shareholders' equity per share is intended to represent book value per share
 James J. Dolan
FirstName LastNameJames J. Inc.
GPAQ Acquisition Holdings, Dolan
Comapany NameGPAQ Acquisition Holdings, Inc.
February 5, 2020
February 5, 2020 Page 2
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FirstName LastName
Risks Relating to HOFV
"The projections contained in Investor Presentations . . .", page 50

2. We note your response to comment 12. In this regard, you state that, while the Board deemed the projections relevant in its overall analysis of the business combination, it did not attribute significant weight to them, and deemed the other factors identified in the
         Registration Statement to be more significant. Thus, it appears that the projections were considered relevant to the board's evaluation of the merger, and the board considered the projections in its analysis of all relevant factors. Further, we note your disclosure on page
         89 that the board "did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision," which appears to conflict with your assertion that the board deemed certain factors more significant than others. Please disclose the referenced projections in the
         "Background of the Business Combination" disclosure, or provide us with further legal analysis as to why you are not required to do so. In your discussion of these projections, please include the material assumptions and uncertainties relied upon by HOFV in preparing these projections.
"We may not be able to continue as a going concern . . .", page 51

3. We note your response to comment 13, and your amended disclosure that, "in management's opinion, there is substantial doubt of [y]our ability to continue as a going concern." However, the report of your independent auditor on page F-57 includes a statement that there is "substantial doubt about the Company's ability to continue as a going concern." Therefore, please revise your risk factor disclosure to include a statement that this is your independent auditor's opinion as well.
"We are relaying on various forms of public financing to finance the Company.", page 53

4. We note your response to comment 14, but we were unable to find the revised disclosure on page 53, as referenced in your response. Therefore, please amend your filing to describe the "other means" of financing, and the related risks to investors of pursuing each of these other means of funding.
"We rely on sponsorship contracts to generate revenues.", page 54

5. We note your response to comment 16 and your amended disclosure, but we reissue our comment in part. In an appropriate place in your filing, please provide a brief description of the general terms of your sponsorship agreements. For example, disclose whether you generate revenue from these agreements through flat fees per sponsorship agreement, fees per event, or other fee structures.
"The maturity date of our $65 million Term Loan . . .", page 59

6. We note your amended disclosure discussing a form of loan purchase agreement pursuant
 James J. Dolan
FirstName LastNameJames J. Inc.
GPAQ Acquisition Holdings, Dolan
Comapany NameGPAQ Acquisition Holdings, Inc.
February 5, 2020
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FirstName LastName
         to which Industrial Realty Group or its affiliate might purchase certain lenders' interests in your Term Loan. In an appropriate place in your filing, please define "the Tranche 1 and
         Tranche 2 Term Loan lenders." Further, please disclose what is meant by "currently negotiating," including a discussion of whether you have reached any formal or informal agreements with IRG or its affiliate at this time.
7. As a related matter, we note your disclosure that "[t]o the extent HOFV does not have sufficient funds to pay all or a portion of the amounts due under the Term Loan at the closing of the Business Combination, an affiliate of Industrial Realty Group has guaranteed to pay such amount on HOFV's behalf." Please clarify whether this affiliate will guarantee this payment if the loan purchase agreement is not consummated.
Merger Consideration, page 80

8. We note your disclosure that, "it is impossible, as of the date hereof, to predict with certainty the terms of any . . . Sponsor Reallocation. The number of shares and/or warrants to be transferred, and the parties to whom such shares may be transferred, are likely to change prior to the Closing as they are dependent upon a number of variables."
         Please briefly describe these variables. Please also confirm that you will update your disclosure as appropriate to reflect changes in the terms of the Sponsor Reallocation, or tell us why you believe you are not required to do so.
Background of the Business Combination, page 86

9. Please briefly describe the risks related to conflicts of interest, if any, related to MKC holding Founders Club Convertible Notes, its affiliate being a minority shareholder in HOFV, and M. Klein Associates, Inc.'s designation of two members of
         HOFV's board of directors. We note that it appears that MKC and M. Klein Associates,
         Inc. are related parties.
GPAQ's Board of Directors' Reasons for the Business Combination, page 89

10. We note your response to comment 22, and your amended disclosure on page 89, where you describe the reasons underlying the board's determination not to obtain a fairness opinion. However, this amended disclosure is not responsive to our comment. In this regard, please describe the substantive factors considered by the board in determining that the merger consideration was "fair" to shareholders.
About Phase II, page 115

11. We note your response to comment 26, including your statement that "[w]ith respect to media, HOFV has retained the full-time services of a highly skilled, West Coast-based media executive to assist with the formulation and execution of our media strategy."
         Please disclose this retainer agreement in your filing, including a brief discussion of the terms of the agreement. Alternatively, tell us why you do not believe you are required to do so.
 James J. Dolan
FirstName LastNameJames J. Inc.
GPAQ Acquisition Holdings, Dolan
Comapany NameGPAQ Acquisition Holdings, Inc.
February 5, 2020
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February 5, 2020 Page 4
FirstName LastName
12. We note your response to comment 27. Please amend your disclosure to provide the substance of your response, including that you have "hired several additional full-time employees, including a Chief Commercial Officer and other senior professionals, to actively research these and other growth verticals."
Executive Compensation of HOFV, page 122

13. Please update your executive compensation to include the required disclosure for your fiscal year ended December 31, 2019. See Item 402 of Regulation S-K. Liquidity and Capital Resources, page 143

14. Please file the loan facility with New Market Project, Inc.; the loan facility with the City of Canton, Ohio; the Sponsor promissory notes discussed on pages 137 and 161-162; and
         any other relevant, material contracts as exhibits to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.
Index to Financial Statements, page F-1

15. We reviewed your response to comment 33. You indicate that the financial statements of GPAQ Acquisition Holdings, Inc. are included in Amendment No. 1 to Form S-4;
         however, these financial statements are not in the amendment. Please revise to include these financial statements.
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-43

16. Please disclose the significant judgments made in applying the guidance in ASC 606 that significantly affect the determination of the amount and timing of revenue from contracts with customers, particularly the timing of satisfaction of performance obligations and the transaction price. Please refer to ASC 606-10-50-17 through 50-21. In addition, please explain how the timing of satisfaction of performance obligations relates to the typical timing of payment, and the effect that those factors have on contract asset and contract liability balances.
Investment in Joint Venture, page F-64

17. We reviewed your response to comment 35. Reference is made to page F-53 where you disclose that, as of September 30, 2019, you no longer expect to collect revenue under the lease with Youth Sports Management, LLC and you have a gross receivable of
         $1,306,047 offset by an allowance of $653,024. Please tell us why the remaining
         $653,023 was deemed collectible as of September 30, 2019.
Note 6: Sponsorship Revenue and Associated Commitments, page F-71

18. We reviewed your response to comment 34. SAB Topic 13 is no longer applicable upon
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GPAQ Acquisition Holdings, Inc.
February 5, 2020
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      the adoption of ASC Topic 606. Please tell us your basis for recognizing revenue from sponsorships, net of activation costs, citing the relevant guidance in ASC 606.
19. We reviewed your responses to comments 37 and 38. Please disclose the total amount of the sponsorship fee payable by First Data Merchant Services LLC and Constellation
      New Energy, Inc. and revise the introduction to the tables for these customers to clarify that the "scheduled future revenues" are actually expected cash receipts. Also, please tell us why the expected amount of cash to be received from First Data Merchant Services
      LLC disclosed on page F-72 differs from the amount disclosed on page F-50. In addition, please make similar revisions to the disclosure in Note 6 on page F-49.
Constellation NewEnergy, Inc., page F-72

20. We reviewed your response to comment 36. We note you adopted ASC 606 effective
      January 1, 2019. Please provide us with your analysis of how to account for this agreement under ASC 606. Address whether the rights provided to Constellation and its employees represent performance obligations.
Note 9: Related-Party Transactions, page F-75

21. We reviewed your response to comment 39. Reference is made to the last two paragraphs of Note 9. Please tell us where the $205,445 and $500,000 due to affiliates are presented in the consolidated balance sheet as of December 31, 2018.
        You may contact Adam Phippen at (202) 551-3336 or William Thompson at
(202) 551-
3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



                                                            Sincerely,
FirstName LastNameJames J. Dolan
                                                            Division of
Corporation Finance
Comapany NameGPAQ Acquisition Holdings, Inc.
                                                            Office of Trade &
Services
February 5, 2020 Page 5
cc:       Stephen Cohen
FirstName LastName